UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

28 April 2023

Pearson plc
("Pearson" or the "Company")

Results of Annual General Meeting 2023

Pearson plc held its annual general meeting ("AGM") at 9:30am today. All resolutions set out in the Company's Notice of Annual General Meeting dated 24 March 2023 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution. As at 6.30pm on 26 April 2023, the Company's issued share capital was 716,142,817 ordinary shares of 25p each. The Company does not hold any ordinary shares in Treasury. Therefore, the total voting rights in the Company were 716,142,817. The proportion of the Company's issued share capital represented by those votes cast is approximately 78.10%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1	To receive the 2022 report and accounts	558,658,578	99.97	170,327	0.03	558,828,905	78.03%	545,503
2	To declare a final dividend	551,506,693	98.60	7,833,851	1.40	559,340,544	78.10%	33,864
3	To re-elect Andy Bird	559,214,371	99.99	80,364	0.01	559,294,735	78.10%	79,674
4	To re-elect Sherry Coutu	521,277,471	93.20	38,010,174	6.80	559,287,645	78.10%	86,763
5	To re-elect Sally Johnson	558,262,638	99.81	1,037,652	0.19	559,300,290	78.10%	74,119
6	To re-elect Omid Kordestani	559,034,960	99.95	263,187	0.05	559,298,147	78.10%	76,262
7	To re-elect Esther Lee	558,313,158	99.83	977,983	0.17	559,291,141	78.10%	83,268
8	To re-elect Graeme Pitkethly	558,809,564	99.91	486,529	0.09	559,296,093	78.10%	78,316
9	To re-elect Tim Score	546,300,983	97.68	12,990,035	2.32	559,291,018	78.10%	83,391
10	To re-elect Annette Thomas	556,285,637	99.46	3,006,039	0.54	559,291,676	78.10%	82,733
11	To re-elect Lincoln Wallen	559,237,162	99.99	57,961	0.01	559,295,123	78.10%	79,286
12	To approve the Directors' remuneration policy	299,899,081	53.63	259,251,476	46.37	559,150,557	78.08%	223,851
13	To approve the annual remuneration report	484,017,430	86.85	73,300,461	13.15	557,317,891	77.82%	2,056,516
14	To re-appoint the auditors	555,964,285	99.40	3,355,716	0.60	559,320,001	78.10%	54,408
15	To determine the remuneration of the auditors	559,280,981	99.99	31,236	0.01	559,312,217	78.10%	62,192
16	To authorise the company to allot ordinary shares	525,496,890	93.97	33,734,574	6.03	559,231,464	78.09%	142,943
17	To waive the pre-emption rights	547,222,722	98.02	11,051,125	1.98	558,273,847	77.96%	1,103,561
18	To waive the pre-emption rights - additional percentage	543,570,449	97.37	14,691,363	2.63	558,261,812	77.95%	1,115,596
19	To authorise the company to purchase its own shares	555,524,891	99.33	3,730,414	0.67	559,255,305	78.09%	119,103
20	To approve the holding of general meetings on 14 clear days' notice	535,829,447	95.94	22,671,762	4.06	558,501,209	77.99%	873,199

* Votes withheld are not legal votes.

In accordance with the Listing Rules, copies of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Board appreciates the support shown by the majority of shareholders for the resolutions at today's AGM, although it notes that a significant minority of shareholders voted against Pearson's remuneration policy.

The Board is committed to ensuring Pearson has an executive remuneration structure that allows us to be competitive in the global talent market and ensures strong alignment between pay and performance.

Over the last year, in advance of finalising the Directors' Remuneration Policy, Pearson undertook an extensive shareholder consultation exercise and directly engaged with or received feedback from shareholders accounting for more than half of Pearson's ownership and key shareholder representative bodies. We remain committed to a constructive and positive relationship with our shareholders and as such, will continue to engage actively with our shareholders to understand their views and, where applicable, their reasons for the minority vote against resolution 12. We highly value the inputs and views of all shareholders and their advisors, and will carefully consider all feedback. We will publish an update on that engagement and on any action taken as a result of this within six months of the AGM, in accordance with the UK Corporate Governance Code.

---ENDS---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 April 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary